Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement Dated December 7, 2017

to Prospectus Dated December 7, 2017

Registration No. 333-221934

SERITAGE GROWTH PROPERTIES

PRICING TERM SHEET

7.00% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest

(Liquidation Preference $25.00 per Share)

December 7, 2017

Issuer:	Seritage Growth Properties (the “Issuer”)

Security:	7.00% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share (the “Series A Preferred Shares”)

Number of Shares:	2,800,000 shares

Option to Purchase Additional Shares:	420,000 shares

Maturity Date:	The Series A Preferred Shares do not have any stated maturity date, and are not subject to mandatory redemption or any sinking fund. Accordingly, the Series A Preferred Shares will remain outstanding indefinitely unless a holder thereof exercises its right of conversion, or if the Issuer decides to redeem them or repurchase shares in the open market, in each case, at its option, subject to the restrictions on redemption described herein.

Trade Date:	December 7, 2017

Settlement Date:	December 14, 2017 (T + 5). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series A Preferred Shares on the date of pricing or the next two business days will be required, by virtue of the fact that the Series A Preferred Shares initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Series A Preferred Shares who wish to trade the Series A Preferred Shares on the date of pricing or the next two business days should consult their advisors.

Liquidation Preference:	$25.00 per share, plus accrued and unpaid dividends

Dividend Rate:	7.00% per annum of the $25.00 per share liquidation preference (equivalent to $1.75 per annum per share), accruing from December 14, 2017

Dividend Payment Dates:	Quarterly on the 15th day of January, April, July and October of each year, beginning on April 15, 2018. The first dividend payment will be for more than a full quarter and will cover the period from, and including, December 14, 2017 to, but excluding, April 15, 2018.

Optional Redemption:	The Issuer may not redeem the Series A Preferred Shares prior to December 14, 2022, except as described below under “Special Optional Redemption” and in limited circumstances relating to the Issuer’s continuing qualification as a real estate investment trust. On and after December 14, 2022, the Issuer may redeem, at its option, redeem the Series A Preferred Shares, in whole or in part, at any time and from time to time, by paying $25.00 per share, plus all accrued and unpaid dividends to, but excluding, the redemption date.

Special Optional Redemption:

Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, redeem the Series A Preferred Shares, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus all accrued and unpaid dividends to, but excluding, the redemption date. If, prior to the Change of Control Conversion Date (as defined below), the Issuer exercises any of its redemption rights relating to the Series A Preferred Shares (whether the optional redemption right or the special optional redemption right), holders of the Series A Preferred Shares will not have the conversion right described below.

A “Change of Control” is when, after the original issuance of the Series A Preferred Shares, the following have occurred and are continuing:

•    the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•    following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE American LLC (“NYSE American”) or the NASDAQ Stock Market (“NASDAQ”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ.

The “Change of Control Conversion Date” is the date fixed by the board of trustees of the Issuer, in its sole discretion, as the date the Series A Preferred Shares are to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides notice of a Change of Control to holders of the Series A Preferred Shares.

Conversion Rights:	Except as described below in connection with a Change of Control, the Series A Preferred Shares are not convertible into or exchangeable for any other securities or property.

Change of Control Rights:

Upon the occurrence of a Change of Control, each holder of Series A Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, the Issuer provides notice of its election to redeem the Series A Preferred Shares) to convert some or all of the Series A Preferred Shares held by such holder on the Change of Control Conversion Date into a number of the Issuer’s common shares per Series A Preferred Share to be converted equal to the lesser of:

•    the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Share dividend payment and prior to the corresponding Series A Preferred Share dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Share Price (as defined below); and

•    1.26008 (i.e. “Share Cap”), subject to certain adjustments.

The “Common Share Price” will be: (i) the amount of cash consideration per common share, if the consideration to be received in the Change of Control by the holders of the Issuer’s common shares is solely cash; and (ii) the average of the closing prices for the Issuer’s common shares on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of the Issuer’s common shares is other than solely cash.

Public Offering Price:	$25.00 per share; $70,000,000 total ($80,500,000 total if the underwriters’ option to purchase additional shares is exercised in full)

Underwriting Discounts:	$0.7875 per share; $2,205,000 total ($2,535,750 total if the underwriters’ option to purchase additional shares is exercised in full)

Net Proceeds (Before Expenses):	$24.2125 per share; $67,795,000 total ($77,964,250 total if the underwriters’ option to purchase additional shares is exercised in full)

CUSIP/ISIN:	81752R 308 / US81752R3084

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC Stifel, Nicolaus & Company, Incorporated

Listing:	The Issuer intends to file an application to list the Series A Preferred Shares on the NYSE under the symbol “SRG PrA.” If the application is approved, trading of the Series A Preferred Shares on the NYSE is expected to commence within 30 days after the date of initial delivery of the Series A Preferred Shares.

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus and the prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the prospectus supplement if you request them by contacting Morgan Stanley & Co. LLC (telephone: 1-866-718-1649), UBS Securities LLC (telephone: 1-888-827-7275) or Stifel, Nicolaus & Company, Incorporated (telephone: 1-855-300-7136).